BOC INTERNATIONAL (USA) INC.

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILIATION AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(e)(4)**

December 31, 2021



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES**

To the Board of Directors and Stockholder
of BOC International (USA) Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of BOC International (USA) Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended _2021_____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 8-66662 FINRA DEC
> BOC INTERNATIONAL (USA) INC.
> 1045 AVENUE OF THE AMERICAS, SUITE 1501
> NEW YORK, NY 10018-3706

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sabeena Liconte 917-696-6830

2. A. General Assessment (item 2e from page 2) $ 2,098

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (1,690)

   27 July 2021
   _____
   Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 408

   G. **PAYMENT:**   √ the box
      Check mailed to P.O. Box [ ] **Funds Wired** [✓] **ACH** [ ] $ 408
      Total (must be same as F above)

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BOC INTERNATIONAL (USA) INC.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _23th_ day of _February_____, 20 _22_ .

PRINCIPAL
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___01/01/2021___
and ending ___12/31/2021___

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,417,153

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   18,535

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

        Interest income from bank   26

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 26

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)   26

        Total deductions   18,561

2d. SIPC Net Operating Revenues $ 1,398,592

2e. General Assessment @ .0015 $ 2,098

    (to page 1, line 2.A.)


Please choose portrait mode for the best printing result


You are here: Cash Management > Enquiry > Remittance Enquiry

Outward Remittance Enquiry

Debit Account	012-875-0-028498-9
Beneficiary Name and Address	SIPC/CHECK21
Beneficiary Account	30801482
Product Type	Telegraphic Transfer (Confirmed)
Application Channel	Via Electronic Channel
Bank Reference	12220224CBS17355
Payment Value Date	2022/02/24
Remit Amount	USD 408.00
Payment Purpose	PAYMENT FOR SERVICE
Remitting Date	2022/02/24
Beneficiary Bank Name	CITIBANK N.A. NEW YORK,NY
Correspondent Bank	CITIBANK N.A. NEW YORK,NY
Correspondent Bank Account Number / Clearing Code	//FW021000089
Remittance Debit Account	012-875-0-028498-9
Debit Amount	HKD 3,194.40
Exchange Rate	7.829400
Contract Number	---
Handling Charges and Correspondent Bank Charges (Details)	
Total Charges	HKD 265.00
	Remittance Commission HKD 105.00
	Correspondent Bank Charges HKD 160.00 (to be borne by the remitter)
Debit account	012-875-0-028498-9
Debit Account Name	BOC INTERNATIONAL HOLDINGS LIMITED-ADMINISTRATION DIVISION
Debit Currency	HKD

Details of Payment	BOC INTERNATIONAL (USA) INC. 8-66662(FOR DEC 2021 ASSESSMENT)

Printed on: 2022/02/24 15:12

Details of Payment	BOC INTERNATIONAL (USA) INC. 8-66662(FOR DEC 2021 ASSESSMENT)

BOC INTERNATIONAL (USA) INC.
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

	Date Paid	Payments	Annual Assessment per Report
SIPC-6 General Assessment	July 27, 2021	$ 1,690	
SIPC-7 General Assessment	February 24, 2022	408	$ 2,098
TOTAL		$ 2,098	$ 2,098